OPERATING AGREEMENT
OF
LITERASEED, LLC
AN ARIZONA LIMITED LIABILITY COMPANY

December 1, 2013

LITERASEED, LLC
OPERATING AGREEMENT

Table of Contents

a. To buy, sell, exchange, lease and encumber real and personal property involving any person or entity on any terms deemed appropriate by the Managers in the Managers' sole discretion. The fact that a Member is directly or indirectly affiliated or connected with any such person or entity shall not prohibit the Managers from dealing with that person or entity; 1

b. To open from time to time bank accounts in the name of the Company and to designate and remove from time to time, at its discretion, all signatories on such bank accounts; 2

c. To borrow money from banks, other lending institutions, individuals, the Members, or affiliates of the Members on such terms as it deems appropriate, and in connection therewith, to hypothecate, encumber, and grant security interests in the assets of the Company to secure repayment of the borrowed sums; 2

d. To purchase liability and other insurance to protect the Company's property and business; 2

e. To hold and own any Company real and/or personal properties in the name of the Company; 2

f. To invest any Company funds (by way of example, but not limitation) in time deposits, short-term governmental obligations, commercial paper, or other investments; 2

g. To sell or otherwise dispose of all or substantially all of the assets of the Company as part of a single transaction or plan so long as such disposition does not violate or otherwise cause a default under any other agreement to which the Company may be bound; 2

h. To sign on behalf of the Company all instruments and documents, including, without limitation, checks, drafts, notes, and other negotiable instruments, mortgages or deeds of trust, security agreements, financing statements, documents providing for the acquisition, mortgage or disposition of the Company's property, assignments, bills of sale, leases, partnership agreements, and any other instruments or documents necessary, in the opinion of the Managers, to the business of the Company;.......................................2

i. To employ accountants, legal counsel, managing agents, or other experts to perform services for the Company and to compensate them from Company funds;........2

j. To enter into any and all other agreements on behalf of the Company with any other person or entity for any purpose, in such forms as the Managers may approve; and....... 2

OPERATING AGREEMENT

LOOSE ENDS LEGAL SOLUTIONS, PLLC 7272 E INDIAN SCHOOL RD, SUITE 540, SCOTTSDALE, A 85251 | (480) 448-5236
www.looseendlegal.com

OPERATING AGREEMENT

LOOSE ENDS LEGAL SOLUTIONS, PLLC 7272 E INDIAN SCHOOL RD, SUITE 540, SCOTTSDALE, A 85251 | (480) 448-5236
www.looseendlegal.com

OPERATING AGREEMENT
OF
LiteraSeed, LLC

DECEMBER 1, 2013

This Operating Agreement (this "Agreement") is effective as of December 1, 2013, by Aziza Ismail and LiteraSeed, LLC, an Arizona limited liability company ("Company").

A. The Company is an Arizona limited liability company formed on November 18, 2013.

B. In this Agreement Aziza Ismail will be referred to individually as a "Member" and collectively as "Members." Aziza Ismail will be referred to collectively as "Managers" and individually as a "Manager."

C. The parties to this Agreement desire to conduct the business and affairs of the Company under the terms and conditions set forth below.

1. Formation, Name, Purposes

1.1. Formation

The Members formed a limited liability company (the "Company") pursuant to Arizona Revised Statutes Sections 29-601 through 29-857, as amended from time to time, which statutes are known as the "Arizona Limited Liability Company Act" (the "Act"), effective upon the filing of the Articles of Organization for the Company with the Arizona Corporation Commission. The Members shall from time to time sign or cause to be signed all such certificates, fictitious name or business statements and other documents, and make or cause to be made all such filings, recordings and publishings, and do such other acts as the Managers may deem necessary or appropriate to comply with the requirements of law for the formation and operation of the Company in all jurisdictions in which the Company desires to conduct business. The Managers will cause the Company to be qualified or authorized to do business in any jurisdiction in which qualification or authorization is necessary to conduct the Company's business.

1.2. Name

The name of the Company shall be "LiteraSeed, LLC."

1.3. Known Place of Business

The Company's known place of business shall be located at 27227 N. 31st Drive, Phoenix, Arizona 85085, for the purpose of maintaining the records required to be maintained under the Act, or at any other location in Arizona determined by the Managers. If the Company

changes its known place of business, the Managers will notify all of the Members and the Arizona Corporation Commission within thirty days thereafter of the address of the Company's new known place of business.

1.4.   Purpose and Powers

The organization is organized exclusively for charitable advancement of education and literacy purposes under Section 501(c)(3) of the Internal Revenue Code, or corresponding section of any future federal tax code. The Company shall have all of the powers permitted by law; provided, however, it may not engage in the banking or insurance business.

1.5.   Term

The Company shall have a perpetual existence, unless sooner terminated under the provisions of Article Nine hereof, or in accordance with the Act.

1.6.   Agent for Service of Process

The name and business address of the Company's initial agent for service of process are Loose Ends Legal Solutions, PLLC, 7272 E Indian School Rd, Suite 540, Scottsdale, Arizona 85051. The Managers, may, from time to time, change the agent for service of process. Any time there is a change in the name or address of the Company's agent for service of process, the Managers will notify the Arizona Corporation Commission promptly of the change within thirty days thereafter. If the Managers fail to designate a replacement agent for service of process or notify the Arizona Corporation Commission of a change in the name or address of the Company's agent for service of process within thirty days after notice and demand from a Member to a Manager, the Member may designate a replacement agent for service of process and file any notice necessary to notify the Arizona Corporation Commission of the new agent or address.

1.7.   Payments of Individual Obligations

The Company's credit and assets shall be used solely for the benefit of the Company, and no asset of the Company shall be transferred or encumbered for, or in payment of, any individual obligation of any Member or Manager.

2.

Capital Contributions

2.1.   Initial Capital Contributions

No member is required to contribute any capital to the Company on its formation.

2.2.   Additional Capital Contributions

No member is obligated to make additional capital contributions to the Company.

2.3.   Limitations on Withdrawals of Capital Contributions

No interest shall accrue on capital contributions. Except as otherwise provided in this Agreement, no Member shall withdraw any capital contributed to the Company without the written consent of a Majority of the Members. Under circumstances requiring a return of any capital contributions, no Member shall have the right to receive property other than cash. No Member shall receive any interest, salary, or draw with respect to the Member's capital contributions or capital account or for services rendered on behalf of the Company or otherwise in the Member's capacity as a Member, except as otherwise expressly provided in this Agreement.

3.

Management

3.1.   Management by Managers

The business and affairs of the Company shall be managed exclusively by the Manager(s). Aziza Ismail will be the initial Manager. The Manager(s) shall direct, manage, and control the business of the Company to the best of the Managers' ability and shall have full and complete authority, power and discretion to make any and all decisions and to do any and all things that the Manager(s) shall deem to be reasonably required to accomplish the business and objectives of the Company. The Manager(s) shall act in good faith and in a manner that the Manager(s) reasonably believe to be in the best interests of the Company and its Members. No Member other than a Member who is a Manager shall have the authority to act for or bind the Company.Number, Tenure and Qualifications

The number of Managers of the Company shall be fixed from time to time by the affirmative vote of a Majority of the Members, but in no instance shall there be less than one Manager. Managers need not be residents of the State of Arizona or Members of the Company. Whenever there is more than one Manager, they shall: (i) jointly exercise the powers granted to the Manager herein, and (ii) shall not exercise any power granted to the Manager without the approval of a Majority of the Managers. Each Manager may hold office until the Manager's successor shall have been elected and qualified.

3.2.   Majority of the Members & Managers

The term "Majority of the Members" means the affirmative vote of Members who collectively own a majority of the Percentage Interests. The term "Majority of the Managers" means the affirmative vote of a majority of the Managers, i.e., if there are three Managers, a Majority of the Managers is two.

3.3.   Management Powers and Responsibilities

Without limiting the generality of Sections 4.1 – 4.3, the Managers shall have the power and authority on behalf of the Company:

a. To buy, sell, exchange, lease and encumber real and personal property involving any person or entity on any terms deemed appropriate by the Managers in the Managers' sole discretion. The fact that a Member is directly or indirectly affiliated or connected with any such person or entity shall not prohibit the Managers from dealing with that person or entity;

b. To open from time to time bank accounts in the name of the Company and to designate and remove from time to time, at its discretion, all signatories on such bank accounts;

c. To borrow money from banks, other lending institutions, individuals, the Members, or affiliates of the Members on such terms as it deems appropriate, and in connection therewith, to hypothecate, encumber, and grant security interests in the assets of the Company to secure repayment of the borrowed sums;

d. To purchase liability and other insurance to protect the Company's property and business;

e. To hold and own any Company real and/or personal properties in the name of the Company;

f. To invest any Company funds (by way of example, but not limitation) in time deposits, short-term governmental obligations, commercial paper, or other investments;

g. To sell or otherwise dispose of all or substantially all of the assets of the Company as part of a single transaction or plan so long as such disposition does not violate or otherwise cause a default under any other agreement to which the Company may be bound;

h. To sign on behalf of the Company all instruments and documents, including, without limitation, checks, drafts, notes, and other negotiable instruments, mortgages or deeds of trust, security agreements, financing statements, documents providing for the acquisition, mortgage or disposition of the Company's property, assignments, bills of sale, leases, partnership agreements, and any other instruments or documents necessary, in the opinion of the Managers, to the business of the Company;

i. To employ accountants, legal counsel, managing agents, or other experts to perform services for the Company and to compensate them from Company funds;

j. To enter into any and all other agreements on behalf of the Company with any other person or entity for any purpose, in such forms as the Managers may approve; and

k. To do and perform all other lawful acts as may be necessary or appropriate to the conduct of the Company's business.

3.4. Approval of Material Decisions

All material actions of the Company and all material decisions of the Members / Managers must be approved by a Majority of the Members. Material actions and decisions include all decisions and actions that involve spending money or incurring debt of more than $500.

3.5.   Banking

All funds of the Company shall be deposited or invested in the Company's name as determined by the Managers. Withdrawals of funds from Company accounts shall be made on the signature of a Manager.

3.6.   Records, Audits and Reports

The Managers shall maintain records and accounts of all operations and expenditures of the Company. At a minimum the Company shall keep, pursuant to the Act, at its principal place of business the following records:

(a)   A current list of the full name and last known business, residence, or mailing address of all Members and Managers, past and present;

(b)   True and full information regarding the status of the business and financial condition of the Company;

(c)   Copies of the Company's Operating Agreement and Articles of Organization and all amendments thereto, together with signed copies of any written powers of attorney pursuant to which the Company's Operating Agreement and any Articles of Organization and all amendments thereto have been signed;

(d)   Copies of all prior written Operating Agreements no longer in effect;

(e)   Copies of all financial statements of the Company for the three most recent years;

(f)   True and full information regarding the amount of cash and a description and statement of the agreed upon value of any other property or services contributed by each Member and that each Member has agreed to contribute in the future, and the date on which each Member became a Member.

(g)   Copies of all of the Company's federal, state, and local income tax returns and reports for the last three years;

(h)   Minutes of every annual, special and court-ordered meeting of Members and Managers; and

(i)   Any written consents obtained from Members and Managers for actions taken by Members and Managers without a meeting.

(j)   A Document Retention Policy has been adopted and attached as Exhibit C.

The Managers shall maintain and preserve, during the term of the Company, and for five years after dissolution, all information set forth above and all other relevant Company documents.

3.7.   Tax Classification

The Managers may cause the Company to be taxed for federal and state income tax purposes as a sole proprietorship (only if there is one individual Member or two individual Members who are married), a partnership (only if there is more than one Member), C corporation or S corporation (if eligible under the Code) as determined by a Majority of the Members. The Company shall thereafter always be operated in a manner consistent with the tax election; provided, however, the Company will not be operated or treated as a "partnership" for purposes of Section 303 of the federal Bankruptcy Code even if it elects to be taxed as a partnership. No Member shall take any action inconsistent with the method of federal income taxation adopted by the Majority of the Members. The Managers will file all necessary or appropriate forms required to adopt the desired method of federal income tax. The Managers shall cause all tax returns required to be filed by the Company pursuant to the Code and all other tax returns necessary and required in each jurisdiction in which the Company does business to be prepared and filed timely. The Managers will deliver copies of the Company's annual tax return and pertinent information therefrom to the Members within a reasonable time after the end of the Fiscal Year. All elections permitted to be made by the Company under federal or state laws shall be made by the Managers.

3.8.   Standard of Care of Managers

The Managers' duty of care in the discharge of the Managers' duties to the Company is limited to refraining from engaging in grossly negligent or reckless conduct, intentional misconduct or a knowing violation of law. In discharging duties under this Agreement, the Managers shall be fully protected in relying in good faith upon the records required to be maintained under the Act and this Agreement and upon such information, opinions, reports or statements by any of its agents, or by any other person, as to matters the Managers believes are within the other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits or losses of the Company or any other facts pertinent to the existence and amount of assets from which distributions to a Member might properly be paid.

4.
Members

4.1.   Limitation of Liability

The Members' liability for the debts and obligations of the Company shall be limited as set forth in Section 29-651 of the Act, or any successor provision thereto, and other applicable law. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Operating Agreement or the Act shall not be grounds for imposing personal liability on a Member or Manager for liabilities of the Company.

4.2.   No Right to Unilaterally Withdraw

Without the consent of all other Members, no Member may retire or withdraw voluntarily from the Company or voluntarily commit an act that constitutes a Withdrawal Event. "Withdrawal Event" means the events and circumstances listed in Section 29-733 of the Act. Any voluntary act of a Member that constitutes a withdrawal from this Company shall constitute a material breach of this Agreement and the Company will be entitled to collect damages for the breach. The damages shall offset any cash or other property otherwise distributable to the Member by this Company.

4.3.   Company Records

Upon reasonable request, each Member shall have the right, during ordinary business hours, to inspect and copy, at the requesting Member's expense, the Company records required to be maintained under this Agreement. Persons who are not Members do not have any right to information under this Section.

5.

New Members

5.1.   New Members

No person or entity will be admitted as a Member of the Company after the date of this Agreement unless all of the following requirements are satisfied: (i) a Majority of the Members consents in writing, (ii) the prospective new Member signs this Agreement as a Member, (iii) the prospective new Member pays to the Company any legal fees and expenses paid or incurred by the Company arising from the admission of the new Member, and (iv) the prospective new Member agrees to be bound by the terms and conditions of this Agreement. Upon admission, the Members and the new Member will amend this Agreement to reflect the admission of the new Member.

5.2.   Transfers of Interests Without Consent

If any person or entity acquires all or a portion of any Membership Interest and a Majority of the Members does not consent in writing to the person or entity becoming a Member, the person or entity shall be entitled to receive distributions and allocations with respect to the Membership Interest as set forth in this Agreement, but shall have no right to any information or accounting of the affairs of the Company, shall not be entitled to inspect the books or records of the Company, and shall not be entitled to any of the rights of a Manager or a or a Member (such as the right to vote) under the Act or this Agreement.

5.3.   Springing Member

Upon the occurrence of any event that causes the last remaining Member of the Company to cease to be a Member (other than upon an assignment by the Members of all of their Membership Interests and the admission of a substitute member or substitute members to the Company) (a "Member Cessation Event"), the person or entity who signs this Agreement as a "Springing Member" immediately after the signature block of the Company at the end of this Agreement shall, without any action of any person or entity and immediately before the Member Cessation Event, automatically be admitted to the Company as a "Springing Member" and shall continue the Company without dissolution. The Members may remove or replace a Springing Member at any time with or without the consent of the Springing Member.

The Springing Member may not resign from the Company or transfer the Springing Member's rights as Springing Member unless a successor Springing Member has been admitted to the Company as a member of the Company by executing a counterpart to this Agreement. Notwithstanding anything herein to the contrary, the Springing Member shall automatically cease to be a member of the Company upon the admission to the Company of a substitute Member. The Springing Member shall be a member of the Company that has no interest in the profits, losses and capital of the Company and has no right to receive any distributions of Company as-

sets. The Springing Member shall not be required to make any Capital Contributions to the Company and shall hold all of the Membership Interests in the Company in trust for the successor Member(s). The Springing Member may not bind the Company. The Springing Member shall have no right to vote on, approve or otherwise consent to any action by, or matter relating to, the Company. To reflect the Springing Member's agreement to be admitted to the Company as the Springing Member, the Springing Member shall sign this Agreement. Before being admitted to the Company as the Springing Member, the Springing Member shall not be a member of the Company. The "Springing Member" is a person or entity who is not a Member of the Company, but who has signed this Agreement so that, upon the conditions described in this Agreement, the person or entity can become the Springing Member so that the Company will always have at least one Member.

If, for any reason, an event occurs that causes the last remaining Member of the Company to cease to be a Member of the Company, to the fullest extent permitted by law, the personal representative of the Member is hereby authorized to, and shall, within ninety days after the occurrence of the event that terminated the continued membership of the Member in the Company, agree in writing (i) to continue the Company and (ii) to the admission of the personal representative or its nominee or designee, as the case may be, as a substitute Member of the Company, effective as of the occurrence of the event that terminated the continued membership of the last remaining Member in the Company.

5.4.   Transfer of a Member's Membership Interest

Subject to complying with this Agreement: (i) a Member's Membership Interest is transferable either voluntarily or by operation of law, and (ii) a Member may dispose of all or a portion of the Member's Membership Interest. Notwithstanding any provision of the Act to the contrary, upon disposition of a sole Member's Membership Interest, the transferee shall be admitted upon the completion of the transfer without further action. Upon the transfer of a Member's entire Membership Interest (other than a transfer by way of pledge or security interest) the Member shall cease to be a Member and shall have no further rights or obligations under this Agreement.

6.

Meetings

6.1. General

Unless otherwise required in this Agreement, actions and consents of the Members and Manager may be communicated or reflected orally, electronically or in writing, and no action need be taken at a formal meeting. Any consent required to be in writing may be evidenced by separate written counterparts. Members may participate in Company meetings via the telephone and need not be present. An assignee of all or any portion of a Member's interest in this Company may not attend any meeting of Members or vote on any issue on which Members may vote unless the assignee becomes a Member of this Company.

6.2. No Required Meetings

The Members may, but will not be required to hold any annual, periodic or other formal meetings.

6.3. Meetings of Members

Meetings of the Members, for any purpose or purposes, unless otherwise prescribed by statute, may be called by any Manager or by any Member or Members holding at least ten percent of the Percentage Interests by delivering to the other Members and Manager a notice of the time and purpose of the meeting. A Member may waive the requirement of notice of a meeting either by attending the meeting or signing a written waiver before or after the meeting.

6.4. Meetings of Managers

Meetings of the Manager, for any purpose or purposes, unless otherwise prescribed by statute, may be called by any Manager or by any Member or Members holding at least ten percent of the Percentage Interests by delivering to the other Members and Manager a notice of the time and purpose of the meeting. A Manager may waive the requirement of notice of a meeting either by attending the meeting or signing a written waiver before or after the meeting.

6.5. Notice of Meetings

Written notice stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called shall be delivered not less than three nor more than fifty days before the date of a meeting of Members or Managers, either personally or by mail, by or at the direction of the Manager or any Member calling the meeting, to each Member entitled to vote at the, meeting. If mailed, the notice shall be deemed to be delivered two calendar days after being deposited in the United States mail, addressed to the Member at the Member's address as it appears on the books of the Company, with postage thereon prepaid.

6.6. Place of Meetings

Unless a Majority of the Members designates the place of a meeting, either within or outside the State of Arizona, the place of meeting shall be held at the offices of the Company.

6.7. Meeting of all Members

If all of the Members shall meet at any time and place, either within or outside of the State of Arizona, and consent to the holding of a meeting at the time and place the meeting shall be valid without call or notice, and at the meeting lawful action may be taken.

6.8. Record Date

For the purpose of determining Members entitled to notice of or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any distribution, or in order to make a determination of Members for any other purpose, the date on which notice of the meeting is mailed or the date on which the resolution declaring the distribution is adopted, as the case may be, shall be the record date for the determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Section, the determination shall apply to any adjournment thereof.

6.9. Quorum

A Majority of the Members, represented in person or by proxy, shall constitute a quorum at any meeting of Members. A Majority of the Managers, represented in person or by proxy, shall constitute a quorum at any meeting of Managers. In the absence of a quorum at any meeting, the Members or Managers represented may adjourn the meeting from time to time for a period not less than twenty-four hours or more than sixty days without further notice. However, if the adjournment is for more than sixty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Member or Manager of record entitled to vote at the meeting.

6.10. Order of Business

The order of business at all meetings of the Members and Managers shall be as follows:

(a)   Roll call of persons present.

(b)   Proof of notice of meeting or waiver of notice.

(c)   Reading of minutes of preceding meeting

(d)   Vote to approve the minutes.

(e)   Report of the manager.

(f)   Unfinished business.

(g)   New business.

(h)   Adjourn

6.11.   Manner of Acting

If a quorum is present, the affirmative vote of a Majority of the Members shall be the act of the Members and the affirmative vote of a Majority of the Managers shall be the act of the Managers, unless the vote of a greater or lesser proportion or number is otherwise required by the Act, by the Articles of Organization, or by this Operating Agreement.

6.12.   Votes

The total number of votes possible with respect to any matter on which the Members vote will be one hundred. Each Member will have the number of votes equal to the Member's Percentage Interest. For example, if Member A owns 55.5 Percentage Interests and Member B owns 45.5 Percentage Interests, Member A will have 55.5 votes and Member B will have 45.5 votes. Any Members who own an Interest in the Company jointly will have the number of votes equal to the total Percentage Interests owned by them jointly. For example, if a husband and wife own 55.5 Percentage Interests as community property with right of survivorship, they have a total of 55.5 votes. Members who own Interests in the Company jointly must agree on how to cast or not cast their votes, and if they cannot agree, each Member will have the number of votes equal to the number of Members who own the Interest jointly divided into the total Percentage Interests of the Members. Whenever a vote of the Members is taken at a meeting or an action is approved by a resolution signed by all of the Members, any Member of a group of Members who own an Interest in the Company jointly with one or more other Members has the authority to vote on behalf of all Members of the group unless one or more Members of the group notifies the Manager that the particular Member does not have such authority. If an Interest in the Company or any portion thereof is acquired by a person or entity that is not a Member of the Company or if the Interest or portion thereof is transferred in violation of this Agreement, the person or entity that acquires the Interest may not vote the votes attributable to the Interest and the total number of votes of all Members will be reduced by the amount of the Percentage Interests acquired by the person or entity unless and until the person or entity becomes a Member of the Company. If a Member withdraws from the Company, the Member may not vote on any matter and the Member's Interest will be considered void for all purposes related to meetings and voting.

6.13.   Proxies

At all meetings of Members or Managers, a Member or Manager may vote in person or by proxy signed in writing by the Member or Manager or by a duly authorized attorney-in-fact. The proxy shall be filed with the Manager of the Company before or at the time of the meeting. Any proxy shall be revocable at any time and shall not be effective at any meeting at which the

Member or Manager giving the proxy is in attendance. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

6.14. Action by Members Without a Meeting

Action required or permitted to be taken at a meeting of Members or Managers may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, signed by at not less than the Members or Managers entitled to vote and necessary to approve any desired action and if the written consent is delivered to the Manager of the Company for inclusion in the minutes or for filing with the Company records. Action taken under this Section is effective when the minimum number of Members or Managers entitled to vote and approve the action have signed the consent, unless the consent specifies a different effective date. The record date for determining Members or Managers entitled to take action without a meeting shall be the date the first Member signs a written consent.

6.15. Waiver of Notice

When any notice is required to be given to any Member or Manager, a waiver thereof in writing signed by the Member or Manager entitled to the notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of the notice.

7.
Dissolution and Termination

## 7.1.	Dissolution

The Company shall be dissolved upon the occurrence of any of the following events (each a "Dissolution Event"):

        (a)	the unanimous written agreement of all of the Members;

        (b)	entry of a judgment of dissolution under Section 29-785 of the Act or an administrative dissolution under Section 29-786 of the Act; or

        (c)	Upon the occurrence of an event of withdrawal (as defined in Section 29-733 of the Act other than subparagraphs 4 or 5 thereof) of the last remaining Member unless within ninety days thereafter all assignees of interests in the Company consent in writing to: (i) admit at least one Member pursuant to Section 29-731(B)(4) of the Act, and (ii) continue the business of the Company.

Notwithstanding anything to the contrary in the Act and except as provided in this Section 8.1, the Company shall continue and not be dissolved upon the death, retirement, resignation, expulsion, bankruptcy or dissolution of a Member or the occurrence of any other event described in Section 29-733.

## 7.2.	Notice of Winding Up

Promptly following the dissolution of the Company, the Members shall cause a Notice of Winding Up to be filed with the Arizona Corporation Commission in accordance with the Act.

## 7.3.	Liquidation, Winding Up and Distribution of Assets

Following an event that causes a dissolution of the Company, the Members shall proceed to liquidate the Company's assets and properties, discharge the Company's obligations, and wind up the Company's business and affairs as promptly as is consistent with obtaining the fair value thereof. The proceeds of liquidation of the Company's assets, to the extent sufficient therefor, shall be applied and distributed as follows:

a.	First, to the payment and discharge of all of the Company's debts and liabilities except those owing to the Members or to the establishment of any reasonable reserves for contingent or unliquidated debts and liabilities; and

b.	Second, to the payment of any debts and liabilities owing to the Members

Upon the dissolution of this organization, assets shall be distributed for one or more exempt purposes within the meaning of Section 501(c)(3) of the Internal Revenue Code, or corresponding section of any future federal tax code, or shall be distributed to the federal government, or to a state or local government, for a public purpose.

## 7.4.	Articles of Termination

When all of the remaining property and assets have been applied and distributed in accordance with Section 8 hereof, the Members shall cause Articles of Termination to be signed and filed with the Arizona Corporation Commission in accordance with the Act.

8.
Miscellaneous Provisions

8.1.   Application of Arizona Law

This Agreement shall be construed and enforced in accordance with the laws of the State of Arizona without regard for conflicts of laws principles.

8.2.   Amendments

This Agreement may be amended only by the written consent of all of the Members.

8.3.   Headings

The headings in this Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof.

8.4.   Severability

If any provision of this Agreement or the application thereof to any person or circumstance shall be invalid, illegal, or unenforceable to any extent, the remainder of this Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by law.

8.5.   Successors and Assigns

Each and all of the covenants, terms, provisions, and agreements herein contained shall be binding upon and inure to the benefit of the Members and, to the extent permitted by this Agreement and by applicable law, its successors and assigns.

8.6.   Notices

Any notice, communication, request, reply, or advice, or duplicate thereof (hereinafter, severally and collectively, for convenience, called "Notice"), in this Agreement provided or permitted to be given, made, or accepted by either party to any other party must be in writing. Notice given by depositing the same in the United States mail, postage prepaid, registered or certified, and addressed to the party to be notified, with return receipt requested, shall be effective from and after the expiration of two days after it is so deposited. Notice given by depositing the same with a nationally recognized commercial overnight courier service (e.g., FedEx or UPS) shall be effective from and after the expiration of one day after it has been so deposited. Notice given in any other manner shall be effective only if and when received by the party to be notified. For purposes of notice, the addresses of the parties shall, until changed as hereinafter provided, be as follows:

PARTY	SEND NOTICES TO
Aziza Ismail	Aziza Ismail 27227 N. 31st Drive Phoenix, AZ 85085
<name of 2nd member>	<name of 2nd member> <2nd member street address> <2nd member city, state & zip code>
Limited Liability Company - manager managed	LiteraSeed, LLC Attn: Aziza Ismail, Manager 27227 N. 31st Drive Phoenix, AZ 85085

The parties and their respective successors and assigns may, from time to time and at any time, change their respective addresses by giving the other parties at least ten days' written notice of the change.

8.7. Conflict of Interest Policy

A Conflict of Interest Policy has been adopted and attached as Exhibit A.

8.8. Whistleblower Protection Policy

A Whistleblower Protection Policy has been adopted and attached as Exhibit B.

8.9. Attorneys' Fees

In case of any action or proceeding to compel compliance with, or for a breach of, any of the terms and conditions of this Agreement, the prevailing party shall be entitled to recover from the losing party all costs of the action or proceeding, including, but not limited to, reasonable attorneys' fees.

8.10. Creditors and Other Third Parties

None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditor of the Members or the Company or by any other third party.

8.11. Entire Agreement

This Agreement constitutes the entire statement of the Members relating to the Company and supersedes all prior statements, contracts or agreements with respect to the subject matter of this Agreement, whether written or oral.

8.12. Consent to Jurisdiction

Each Member: (i) agrees that the sole place of venue for any dispute arising from or related to this Agreement will be in a court of competent jurisdiction in the county of the Company's known place of business (the "Venue County"), (ii) irrevocably submits to the exclusive jurisdiction of any Arizona state court or federal court in the Venue County with respect to any action arising from or related to this Agreement, (iii) agrees that all claims in the action may be decided in the court, and (iv) waives, to the fullest extent the Member may effectively do so, the defense of an inconvenient forum. A final judgment in any such action shall be conclusive and may be enforced in other jurisdictions. Nothing herein shall affect the right of any party to serve legal process in any manner permitted by law or affect its right to bring any action in any other court.

8.13. Intent of Agreement

This Operating Agreement shall be the sole source of agreement of the parties concerning its subject matter, and it shall govern, even when inconsistent with, or different than, the provisions of the Act or any other law or rule. To the extent any provision of this Operating Agreement is prohibited or ineffective under the Act, this Operating Agreement shall be considered amended to the smallest degree possible in order to make the agreement effective under the Act. In the event the Act is subsequently amended or interpreted in such a way to make any provision of this Operating Agreement that was formerly invalid valid, such provision shall be considered to be valid from the effective date of such interpretation or amendment. The Members and Manager shall be entitled to rely on the provisions of this Operating Agreement. The Members and Manager shall be not liable to the Company for any action or refusal to act taken in good faith reliance on the terms of this Operating Agreement. The duties and obligations imposed on the Members and the Manager as such shall be those set forth in this Operating Agreement.

8.14. Maintenance of Subchapter S Status

This Section applies only during periods of time when the Company is being taxed under Subchapter S of the Code. No Member will engage in any Transfer, voluntarily or involuntarily, with respect to any or all of the Member's interest in the Company or take any other action, that in the reasonable judgment of the tax counsel to the Company would result in the Company ceasing to be a "small business Company" as defined in Section 1361(b)(1) of the Code or would otherwise result in the termination of the Company's Subchapter S election (except for an intentional revocation of the election by a Majority of the Members) Any Transfer in violation of this Section will be null and void. The term "Transfer" means any offer, sale or pledge, or any trans-

fer (by gift, devise, descent, bequest, or otherwise) of all or a portion of any interest in the Company by any Member or any successor-in-interest of any Member. No Member will engage in any Transfer with respect to any or all of the Member's interest in the Company unless the Member has given the Company thirty days prior written notice of the Transfer including the name of the transferee or transferees and the additional information reasonably necessary for the Company and the other Members to make a determination as to whether the prospective Transfer might adversely affect the Company's election to be treated as a Subchapter S corporation for federal income tax purposes. No Member will take any other action that might adversely affect the Subchapter S election unless the Member has given the Company thirty days prior written notice of the action describing the action in reasonable detail. Any Member who, without the consent of a Majority of the Members, takes or omits to take any action that causes the Internal Revenue Service to terminate the Company's Subchapter S corporation election will be liable to the Company and the other Members for any damages they may suffer as a result thereof. Notwithstanding anything herein to the contrary, if any provision exists in this Agreement during a period of time when the Company is being taxed under Subchapter S of the Code and that provision would cause the Company to cease to be taxed under Subchapter S, the provision will be null and void.

8.15.   Investment Representations

The Members understand (i) that their interests in the Company have not been registered under the Securities Act of 1933, the Arizona securities law or any other state securities laws (collectively the "Securities Acts") because the Company is issuing the Membership Interests in reliance upon the exemptions from the registration requirements of the Securities Acts providing for issuance of securities not involving a public offering, (ii) that the Company has relied upon the fact that the Membership Interests are to be held by each Member for investment, and (iii) that exemption from registrations under the Securities Acts would not be available if the Membership Interests were acquired by a Member with a view to distribution. Each Member hereby confirms to the Company that the Member is acquiring the Member's Membership Interest for the Member's account, for investment and not with a view to the resale or distribution thereof. Each Member agrees not to transfer, sell or offer for sale any of portion of the Membership Interest unless there is an effective registration or other qualification relating thereto under the Securities Act of 1933 and under any applicable state securities laws or unless the holder of Membership Interest delivers to the Company an opinion of counsel, satisfactory to the Company, that such registration or other qualification under such Act and applicable state securities laws is not required in connection with the transfer, offer or sale. Each Member understands that the Company is under no obligation to register the Membership Interests or to assist the member in complying with any exemption from registration under the Securities Acts if the Member should at a later date, wish to dispose of the Membership Interest. Furthermore, each Member realizes that the Membership Interests are unlikely to qualify for disposition under Rule 144 of the Securities and Exchange Commission unless the Member is not an "affiliate" of the Company and the Membership Interest has been beneficially owned and fully paid for by the Member for at least three years. Each Member, before acquiring a Membership Interest, has made an investigation of

the Company and its business, and the Company has made available to each Member, all information with respect to the Company that the Member needs to make an informed decision to acquire the Membership Interest. Each Member considers himself, herself or itself to be a person possessing experience and sophistication as an investor that are adequate for the evaluation of the merits and risks of the Member's investment in the Membership Interest.

8.16.   No Partition Action

The parties to this Agreement irrevocably waive all rights a party may have to bring or maintain any partition action with respect to the Company or any of its property.

8.17.   Estoppel Certificate

Within ten days after receiving a written request from any Member or Manager (the "Requester"), each Member will deliver to the Requester a certificate signed by the Member or Manager that states to the best of the Member or Manager's knowledge: (i) this Agreement is binding on the Members, Manager and the Company; (ii) this Agreement has not been modified other than as stated in the certificate; and (iii) no party to this Agreement is in default hereunder or if a party is in default of any obligation under this Agreement, the names of all Members and Managers in default and the nature and extent of the defaults. If a Member or Manager does not deliver to the Requester a signed certificate within the ten day period, the Member or Manager appoints any Manager as the Member or Manager's attorney in fact to sign the certificate on behalf of the Member or Manager and deliver the certificate to the Requester and the Member or Manager will be legally bound to accept the contents of the certificate.

IN WITNESS WHEREOF, the undersigned have duly signed this Operating Agreement as of the date first set forth above.

Aziza Ismail
_____
Aziza Ismail

_____
<name of 2nd member>

LiteraSeed, LLC, an Arizona limited liability company

By: *Aziza Ismail*
_____
Aziza Ismail, Manager

"Company"

The undersigned agrees to be the Springing Member as set forth in Section 5.3.

_____ ___20392 N. 84th Way_____
Signature of Springing Member Street Address of Springing Member

_Deedra Abboud_____ _Scottsdale, AZ 85255_____
Print Name of Springing Member City, State & Zip Code of Springing Member

LiteraSeed, LLC

CONFLICT OF INTEREST POLICY

Article I
Purpose

The purpose of the conflict of interest policy is to protect this tax-exempt organization's (Organization) interest when it is contemplating entering into a transaction or arrangement that might benefit the private interest of an officer or director of the Organization or might result in a possible excess benefit transaction. This policy is intended to supplement but not replace any applicable state and federal laws governing conflict of interest applicable to nonprofit and charitable organizations.

Article II
Definitions

1. Interest and Concern

For purposes of this provision, the term "interest" shall include personal interest, interest as manager, member, trustee or beneficiary of any concern and having an immediate family member who holds such an interest in any concern. The term "concern" shall mean any corporation, association, trust, partnership, limited liability entity, firm, person or other entity other than the organization.

2. Financial Interest

A person has a financial interest if the person has, directly or indirectly, through business, investment, or family:

  a. An ownership or investment interest in any entity with which the Organization has a transaction or arrangement,

  b. A compensation arrangement with the Organization or with any entity or individual with which the Organization has a transaction or arrangement, or

c. A potential ownership or investment interest in, or compensation arrangement with, any entity or individual with which the Organization is negotiating a transaction or arrangement.

Compensation includes direct and indirect remuneration as well as gifts or favors that are not insubstantial.

A financial interest is not necessarily a conflict of interest. Under Article III, Section 2, a person who has a financial interest may have a conflict of interest only if the appropriate governing board or committee decides that a conflict of interest exists.

Article III
Procedures

1. **Duty to Disclose**

In connection with any actual or possible conflict of interest, an interested person must disclose the existence of the financial interest and be given the opportunity to disclose all material facts to the directors and members of committees with governing board delegated powers considering the proposed transaction or arrangement.

Managers, members, and key employees are required to disclose annually interests that could give rise to conflicts.

2. **Determining Whether a Conflict of Interest Exists**

After disclosure of the financial interest and all material facts, and after any discussion with the interested person, he/she shall leave the governing board or committee meeting while the determination of a conflict of interest is discussed and voted upon. The remaining board or committee members shall decide if a conflict of interest exists.

3. **Procedures for Addressing the Conflict of Interest**

a. An interested person may make a presentation at the governing board or committee meeting, but after the presentation, he/she shall leave the meeting during the discussion of, and the vote on, the transaction or arrangement involving the possible conflict of interest.

b. The chairperson of the governing board or committee shall, if appropriate, appoint a disinterested person or committee to investigate alternatives to the proposed transaction or arrangement.

c. After exercising due diligence, the governing board or committee shall determine whether the Organization can obtain with reasonable efforts a more advantageous trans-

action or arrangement from a person or entity that would not give rise to a conflict of interest.

d. If a more advantageous transaction or arrangement is not reasonably possible under circumstances not producing a conflict of interest, the governing board or committee shall determine by a majority vote of the disinterested directors whether the transaction or arrangement is in the Organization's best interest, for its own benefit, and whether it is fair and reasonable. In conformity with the above determination it shall make its decision as to whether to enter into the transaction or arrangement.

4. **Violations of the Conflicts of Interest Policy**
   a. If the governing board or committee has reasonable cause to believe a member has failed to disclose actual or possible conflicts of interest, it shall inform the member of the basis for such belief and afford the member an opportunity to explain the alleged failure to disclose.

   b. If, after hearing the member's response and after making further investigation as warranted by the circumstances, the governing board or committee determines the member has failed to disclose an actual or possible conflict of interest, it shall take appropriate disciplinary and corrective action.

Article IV
Records of Proceedings

The minutes of the governing board and all committees with board delegated powers shall contain:

a. The names of the persons who disclosed or otherwise were found to have a financial interest in connection with an actual or possible conflict of interest, the nature of the financial interest, any action taken to determine whether a conflict of interest was present, and the governing board's or committee's decision as to whether a conflict of interest in fact existed.

b. The names of the persons who were present for discussions and votes relating to the transaction or arrangement, the content of the discussion, including any alternatives to the proposed transaction or arrangement, and a record of any votes taken in connection with the proceedings.

Article V
Compensation

a. A voting member of the governing board who receives compensation, directly or indirectly, from the Organization for services is precluded from voting on matters pertaining to that member's compensation.

b. A voting member of any committee whose jurisdiction includes compensation matters and who receives compensation, directly or indirectly, from the Organization for services is precluded from voting on matters pertaining to that member's compensation.

c. No voting member of the governing board or any committee whose jurisdiction includes compensation matters and who receives compensation, directly or indirectly, from the Organization, either individually or collectively, is prohibited from providing information to any committee regarding compensation.

Article VI
Annual Statements

Each director, principal officer and member of a committee with governing board delegated powers shall annually sign a statement which affirms such person:

a. Has received a copy of the conflicts of interest policy,

b. Has read and understands the policy,

c. Has agreed to comply with the policy, and

d. Understands the Organization is charitable and in order to maintain its federal tax exemption it must engage primarily in activities which accomplish one or more of its tax-exempt purposes.

Article VII
Periodic Reviews

To ensure the Organization operates in a manner consistent with charitable purposes and does not engage in activities that could jeopardize its tax-exempt status, periodic reviews shall be conducted. The periodic reviews shall, at a minimum, include the following subjects:

a. Whether compensation arrangements and benefits are reasonable, based on competent survey information, and the result of arm's length bargaining.

b. Whether partnerships, joint ventures, and arrangements with management organizations conform to the Organization's written policies, are properly recorded, reflect reasonable investment or payments for goods and services, further charitable purposes and

do not result in inurement, impermissible private benefit or in an excess benefit transaction.

Article VIII
Use of Outside Experts

When conducting the periodic reviews as provided for in Article VII, the Organization may, but need not, use outside advisors. If outside experts are used, their use shall not relieve the governing board of its responsibility for ensuring periodic reviews are conducted.

Policy approved by the Manager/Member 12/01/2013

Aziza Ismail

Aziza Ismail

Exhibit B

LiteraSeed, LLC

WHISTLEBLOWER PROTECTION POLICY

LiteraSeed, LLC requires members, managers, and employees to observe high standards of business and personal ethics in the conduct of their duties and responsibilities. As employees and representatives of LiteraSeed, LLC, we must practice honesty and integrity in fulfilling our responsibilities and comply with all applicable laws and regulations.

Reporting Responsibility

This Whistleblower Policy is intended to encourage and enable employees and others to raise serious concerns internally so that LiteraSeed, LLC can address and correct inappropriate conduct and actions. It is the responsibility of all members, managers, employees and volunteers to report concerns about violations of LiteraSeed, LLC's code of ethics or suspected violations of law or regulations that govern LiteraSeed, LLC's operations.

No Retaliation

It is contrary to the values of LiteraSeed, LLC for anyone to retaliate against any member, manager, employee, or volunteer who in good faith reports an ethics violation, or a suspected violation of law, such as a complaint of discrimination, or suspected fraud, or suspected violation of any regulation governing the operations of LiteraSeed, LLC. An employee who retaliates against someone who has reported a violation in good faith is subject to discipline up to and including termination of employment.

Reporting Procedure

LiteraSeed, LLC has an open door policy and suggests that employees share their questions, concerns, suggestions or complaints with their supervisor. If you are not comfortable speaking with your supervisor or you are not satisfied with your supervisor's response, you are encouraged to speak with a manager or member. Supervisors are required to report complaints or concerns about suspected ethical and legal violations in writing to the LiteraSeed, LLC's Compliance Officer, who has the responsibility to investigate all reported complaints. Employees with concerns or complaints may also submit their concerns in writing directly to their supervisor, a member, or a manager.

Compliance Officer

The LiteraSeed, LLC's Compliance Officer is responsible for ensuring that all complaints about unethical or illegal conduct are investigated and resolved. The Compliance Officer will advise the members and managers of all complaints and their resolution and will report at least annually to the members on compliance activity relating to accounting or alleged financial improprieties.

Accounting and Auditing Matters

The LiteraSeed, LLC's Compliance Officer shall immediately notify the members and managers of any concerns or complaint regarding corporate accounting practices, internal controls or auditing and work with the members and managers until the matter is resolved.

Acting in Good Faith

Anyone filing a written complaint concerning a violation or suspected violation must be acting in good faith and have reasonable grounds for believing the information disclosed indicates a violation. Any allegations that prove not to be substantiated and which prove to have been made maliciously or knowingly to be false will be viewed as a serious disciplinary offense.

Confidentiality

Violations or suspected violations may be submitted on a confidential basis by the complainant. Reports of violations or suspected violations will be kept confidential to the extent possible, consistent with the need to conduct an adequate investigation.

Handling of Reported Violations

The LiteraSeed, LLC's Compliance Officer will notify the person who submitted a complaint and acknowledge receipt of the reported violation or suspected violation. All reports will be promptly investigated and appropriate corrective action will be taken if warranted by the investigation.

Compliance Officer: * {Note: The Compliance Officer may be a manager or a third party designated by the organization to receive, investigate and respond to complaints.}

Aziza Ismail

Manager/Member

LiteraSeed, LLC

{Contact information}

Policy approved by the Manager/Member 12/01/2013   *Aziza Ismail*
Aziza Ismail

Exhibit C

DOCUMENT RETENTION POLICY
LiteraSeed, LLC

ARTICLE I
PURPOSE
The purposes of this document retention policy are for LiteraSeed, LLC (the
"Organization") to enhance compliance with the Sarbanes-Oxley Act and to promote the
proper treatment of corporate records of the Organization.

ARTICLE II

POLICY

Section 1. <u>General Guidelines.</u> Records should not be kept if they are no longer needed for the operation of the business or required by law. Unnecessary records should be eliminated from the files. The cost of maintaining records is an expense which can grow unreasonably if good housekeeping is not performed. A mass of records also makes it more difficult to find pertinent records.

From time to time, the Organization may establish retention or destruction policies or schedules for specific categories of records in order to ensure legal compliance, and also to accomplish other objectives, such as preserving intellectual property and cost management. Several categories of documents that warrant special consideration are identified below. While minimum retention periods are established, the retention of the documents identified below and of documents not included in the identified categories should be determined primarily by the application of the general guidelines affecting document retention, as well as the exception for litigation relevant documents and any other pertinent factors.

Section 2. <u>Exception for Litigation Relevant Documents.</u> The Organization expects all officers, directors, and employees to comply fully with any published records retention or destruction policies and schedules, provided that all officers, directors, and employees should note the following general exception to any stated destruction schedule: If you believe, or the Organization informs you, that Organization records are relevant to litigation, or potential litigation (i.e., a dispute that could result in litigation), then you must preserve those records until it is determined that the records are no longer needed. That exception supersedes any previously or subsequently established destruction schedule for those records.

Section 3. <u>Minimum Retention Periods for Specific Categories.</u>

(a) Organizational Documents. Organizational records include the Organization's articles of organization, operating agreement, and IRS Form 1023 Application for Exemption.

Organizational records should be retained permanently. IRS regulations require that the Form 1023 be available for public inspection upon request.

(b) Tax Records. Tax records include, but may not be limited to, documents concerning payroll, expenses, proof of contributions made by donors, accounting procedures, and other documents concerning the Organization's revenues. Tax records should be retained for at least seven years from the date of filing the applicable return.

(c) Employment Records/Personnel Records. State and federal statutes require the Organization to keep certain recruitment, employment and personnel information.

The Organization should also keep personnel files that reflect performance reviews and any complaints brought against the Organization or individual employees under applicable state and federal statutes. The Organization should also keep in the employee's personnel file all final memoranda and correspondence reflecting performance reviews and actions taken by or against personnel. Employment applications should be retained for three years.

Retirement and pension records should be kept permanently. Other employment and personnel records should be retained for seven years.

(d) Board and Board Committee Materials. Meeting minutes should be retained in perpetuity in the Organization's minute book. A clean copy of all other Board and Board Committee materials should be kept for no less than three years by the Organization.

(e) Press Releases/Public Filings. The Organization should retain permanent copies of all press releases and publicly filed documents under the theory that the Organization should have its own copy to test the accuracy of any document a member of the public can theoretically produce against the Organization.

(f) Legal Files. Legal counsel should be consulted to determine the retention period of particular documents, but legal documents should generally be maintained for a period of ten years.

(g) Marketing and Sales Documents. The Organization should keep final copies of marketing and sales documents for the same period of time it keeps other corporate files, generally three years.

An exception to the three-year policy may be sales invoices, contracts, leases, licenses, and other legal documentation. These documents should be kept for at least three years beyond the life of the agreement.

(h) Development/Intellectual Property and Trade Secrets. Development documents are often subject to intellectual property protection in their final form (e.g., patents and copyrights). The documents detailing the development process are often also of value to the Organization and are protected as a trade secret where the Organization:

> (i) derives independent economic value from the secrecy of the information; and
> (ii) has taken affirmative steps to keep the information confidential.

> The Organization should keep all documents designated as containing trade secret information for at least the life of the trade secret.

> (i) Contracts. Final, execution copies of all contracts entered into by the Organization should be retained. The Organization should retain copies of the final contracts for at least three years beyond the life of the agreement, and longer in the case of publicly filed contracts.

(j) Correspondence. Unless correspondence falls under another category listed elsewhere in this policy, correspondence should generally be saved for two years.

(k) Banking and Accounting. Accounts payable ledgers and schedules should be kept for seven years. Bank reconciliations, bank statements, deposit slips and checks (unless for important payments and purchases) should be kept for three years.

Any inventories of products, materials, and supplies and any invoices should be kept for seven years.

(l) Insurance. Expired insurance policies, insurance records, accident reports, claims, etc. should be kept permanently.

(m) Audit Records. External audit reports should be kept permanently. Internal audit reports should be kept for three years.

Section 4. Electronic Mail. E-mail that needs to be saved should be either:

(i) printed in hard copy and kept in the appropriate file; or
(ii) downloaded to a computer file and kept electronically or on disk as a separate file.

The retention period depends upon the subject matter of the e-mail, as covered elsewhere in this policy.

Policy approved by the Manager/Member 12/01/2013   *Aziza Ismail*
_____
Aziza Ismail